

August  21, 2009

**Via Facsimile (949) 203-6161 and U.S. Mail**

Nicholas J. Yocca, Esq.
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

        **Re:    CNS Response, Inc.**
               **Revised Preliminary Proxy Statement on Schedule 14A filed August 17, 2009**
               **by Leonard J. Brandt**
               **Preliminary Consent Solicitation Statement on Schedule 14A filed August 17,**
               **2009 by Leonard J. Brandt**
               **Definitive Additional Soliciting Materials filed August 17, 2009 by Leonard**
               **J. Brandt**
               **File No. 000-26285**

Dear Mr. Yocca:

      We have reviewed the above-referenced filings and have the following comments.

**Revised Preliminary Proxy Statement**
**Revised Preliminary Consent Statement**

1.      We note the response to prior comment 1 and the revisions made. Your disclosure now
        suggests that security holders may vote to adjourn multiple meetings from time to time.
        This is inconsistent with the limitations imposed by Rule 14a-4(d)(3).  You may not
        solicit for proxy authority to adjourn multiple meetings on an ongoing basis.  Please
        revise your proxy <u>and</u> proxy card to reflect that any adjournment proposal would be
        limited to a single adjournment, if necessary, to solicit additional proxies at a later date.

2.      We note your response to prior comment 3.   Given the materiality of the information to
        shareholders, please revise your disclosure and disclose that Mr. Brandt has offered the
        company up to an additional $1 million in financing.  Describe the terms of such
        investment and the time when the offer was made.  We remind you of the requirements
        set forth in Item 5(b)(1)(xii) of Schedule 14A.  We may have further comment.

**Soliciting Materials filed August 17, 2009**

3.      It is inappropriate for the participants to attempt to characterize the "feedback" from the staff.  Please avoid all such references in future communications.

4.      Based on the exhibits attached, it would appear that Mr. Brandt may have already distributed via email, copies of the preliminary proxy including a form of proxy to shareholders.  We refer you to Rule 14a-4(f) which states that no form of proxy or form of consent shall be delivered to any security holder unless the security holder concurrently receives or has previously received, a definitive proxy statement filed in accordance with Rule 14a-6(b).  Please advise.  If you did deliver the preliminary proxy statement and a proxy card, confirm that you will not use any card received prior to your filing of a definitive proxy statement and indicate so in your disclosure.  We may have further comment.

Closing Comments

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                    Sincerely,


                    Mellissa Campbell Duru
                    Special Counsel
                    Office of Mergers and Acquisitions